Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

July11, 2018

VIA:     EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Donald E. Field, Esq.

RE:	Kisses From Italy, Inc.; Registration Statement on Form S-1/A Filed May 15, 2018 SEC File No. 333-224931

Dear Mr. Field:

Filed electronically on behalf of Kisses From Italy,, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of June 7, 2018. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

Form S-1, filed May 15, 2018

Cover Page

1. The typo on the table referenced in the staff’s letter has been fixed.

Prospectus Summary

(Page 1)

2. The Amendment has been revised to update the financial information through March 31, 2018 and also references the going concern issue. This information was updated in the Summary and throughout the Prospectus. In this regard we note that we have left the income statement information in the Prospectus for the year ended December 31, 2017 as a result of the restatement despite not being required to include this information. See pages 6, 9, 11, 46-7 and 91-104.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirement…less attractive to investors

(page 9)

3. The Registrant has reconsidered its decision to opt out and has now elected not to do so. The relevant disclosure has been deleted and revised accordingly in the Amendment. See pages 23-24, 26, 31-34 and 49.

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Our management and principals shareholders have the ability to significantly influence or control our matters.

(page 10)

4. The percentage of ownership of management has been included in the Amendment. See page 26.

Plan of Distribution

(page 17)

5. The disclosure from the cover page has been incorporated into the Plan of Distribution section of the Prospectus. See page 41.

Results of Operations

(page 19)

6. The disclosure has been updated and explained in the Amendment. See pages 44-46.

Recent Accounting Pronouncements

(page 21)

7. As noted above, the Registrant has reconsidered its decision and has elected not to “opt out”. As such, it is respectfully submitted that FASB ASU 2-14-09 will not have an impact on the Registrants financial statements in the foreseeable future.

Description of Business

Overview and History

(page 22)

8. The requested disclosure concerning and clarifying the Registrant’s relationship with Wyndham Hotels has been inserted into the Amendment. See page 51.

Restaurant Franchising

(page 23)

9. The disclosure about the Registrant’s franchise agreement has been revised per the staff’s comment. See page 54.

Industry Overview

(Page 27)

10. The Industry Overview section of the Prospectus has been revised per the staff’s comment. See pages 61-62.

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Financial Statements

Age of Financial Statements

(page F-1)

11. The Amendment includes the financial statements and notes thereto for the three month period ended March 31, 2018 and 2017 per Rule 8-08 of Regulation S-X. See pages 93-104.

Signatures

(page II-4)

12. The signature page has been revised per the staff’s comment. See page 111.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your continued cooperation. If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm

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